Form 10-K405, Exhibit 13
period 1996-12-31
ASSOCIATED ESTATES REALTY CORP
filed 1997-03-26
CIK 911635

                                                          EXHIBIT 13.1


                         MANAGEMENT'S DISCUSSION & ANALYSIS


OVERVIEW

Associated Estates Realty Corporation (the "Company") is a Real Estate Investment Trust ("REIT") that currently owns or is a joint venture partner in 84 multifamily properties containing 15,838 suites located in Ohio, Michigan and western Pennsylvania.

    The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements, including trends which might appear, should not be taken as indicative of future operations.

Liquidity and capital resources

    The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 1994. REITs are subject to a number of organization and operational requirements including a requirement that 95% of the income that would otherwise be considered as taxable income be distributed to its shareholders. Providing the Company continues to qualify as a REIT, it will generally not be subject to a Federal income tax on net income.

    The Company expects to meet its short-term liquidity requirements generally through its net cash provided by operations. The Company believes that its net cash provided by operations will be sufficient to meet both operating requirements and the payment of dividends in accordance with REIT requirements in both the short and long term.

Financing

    Sixty-four of the Company's 77 wholly owned properties were unencumbered at December 31, 1996 with annualized earnings before interest, depreciation and amortization of approximately $41 million and an historical cost basis of approximately $374 million. The remaining 13 of the Company's wholly owned properties have an historical cost basis of $104.2 million and secured property specific debt of $69 million at December 31, 1996. Unsecured debt, which totaled $148.8 million at December 31, 1996, consisted of $42.5 in Medium-Term Notes, Senior Notes of $84.8 million and amounts drawn on the revolving credit facility of $21.5 million. The Company's proportionate share of the mortgage debt relating to the seven joint venture properties was $18 million at December 31, 1996. The weighted average interest rate on the secured, unsecured and the Company's proportionate share of the joint venture debt was 8.0% at December 31, 1996.

    The Company utilizes borrowings under a $75 million unsecured revolving credit facility (the "Line of Credit") for the acquisition and development of multifamily properties and working capital purposes. The Line of Credit includes certain restrictive covenants which, among others, requires the Company to maintain a minimum level of net worth, to limit dividends to 90% of Distributable Cash Flow, to restrict the use of its borrowings and to maintain certain debt coverage ratios. The Line of Credit provides for a scaled reduction in the LIBOR or prime rate margins and commitment fees based on the Company's credit ratings. Based on the Company's present credit ratings, the LIBOR margin is 150 basis points fixed in increments of 30, 60, 90, 120 or 180 days and Prime Rate borrowings are at the Prime Rate with no margin. An annual commitment fee of between 25 basis points and 37.5 basis points on the average daily unused amount of the facility is paid quarterly in arrears. The Line of Credit expires in September 1997 and the Company has the option to extend the facility for an additional one year period. At December 31, 1996, $21.5 million was drawn on the Line of Credit with a weighted average interest rate of 7.5%.

    During the year ended December 31, 1996, the Company issued six Medium-Term Notes (the "MTN's") aggregating $42.5 million under its $75 million MTN program. The principal amounts of these MTN's range from $2.5 million to $15 million and bear interest from 6.60% to 7.93% over terms of between 5 to 30 years. The holder of a $2.5 million, 30 year

MTN has the option to require payment on March 15, 2003. The net proceeds to the Company with respect to these issuances were $42 million, of which $32.1 million was applied to amounts outstanding under the Line of Credit and the remaining $9.9 million was used to acquire a multifamily property.


                      DEBT TO TOTAL MARKET CAPITALIZATION
                               December 31, 1996
                                  [Pie Chart]


Market Equity                           64.2%
Total Debt                              35.8%


                               COMPONENTS OF DEBT
                               December 31, 1996
                                  [Pie Chart]

Line of Credit                          9.2%
Property Specific - Variable Rate       0.8%
Property Specific - Fixed Rate         35.7%
Medium - Term Notes                    18.1%
Senior Notes                           36.2%

Registration statements filed in connection with financing

    The Company has filed two shelf registration statements with the Securities and Exchange Commission for the registration of up to $250 million and $200 million of debt securities, preferred shares, depositary shares, common shares and common share warrants in January and December of 1995, respectively. The Company has $201.4 million of securities under these shelf filings available for issuance.

Acquisitions, development and dispositions

    The Company intends to continue to finance its multifamily property acquisitions and development with the most appropriate sources of capital, which may include undistributed Funds From Operations, the issuance of equity securities, bank and other institutional borrowings, the issuance of debt securities, the assumption of mortgage indebtedness or through the exchange of properties. The Company may also determine to raise additional working capital through one or more of these sources.

    During the year ended December 31, 1996, the Company acquired six multifamily properties containing 1,289 suites and three parcels of land consisting of 43 acres for an aggregate purchase price of $59.1 million. The acquisitions are located in Michigan, Ohio and western Pennsylvania, and were financed with borrowings under the Line of Credit, the issuance of MTN's and the assumption of mortgage indebtedness. The Company has also entered into a contract for the construction of a 324 suite property that will be known as Bradford at Easton on a 45 acre Columbus, Ohio land parcel owned by the Company with an estimated completion in the Fall of 1997. The Company is also developing The Residence at Barrington, a 288 suite multifamily property in Aurora, Ohio, that will be constructed in two phases with an estimated completion of the first phase in the Fall of 1997. Construction has also commenced at The Village of Western Reserve, a 108 suite property located in Streetsboro, Ohio that is expected to be completed in the Fall of 1997. In addition, the Company owns five parcels of undeveloped land, two of which are in Ohio and three of which are in Michigan, containing 84 acres on which an estimated 783 suites could be developed. Development activities for the construction of 274 suites have commenced with respect to two of these parcels.

    Subsequent to December 31,1996, the Company acquired a multifamily property containing 228 suites for an aggregate purchase price of $12.5 million which was financed with borrowings under the Company's Line of Credit. The multifamily property is located in Indianapolis, Indiana. The Company is currently under contract to purchase one multifamily property containing an aggregate of 102 suites and five parcels of undeveloped land containing an aggregate of 158.5 acres for a total purchase price of $10.1 million. The multifamily property is located in Columbus, Ohio while the land parcels are located in Ohio and Michigan. With the exception of one 37 acre parcel located in Avon, Ohio, the land parcels under contract are located adjacent to or in the vicinity of multifamily properties presently owned by the Company. The Company expects to finance the acquisition of the multifamily property and five land parcels using borrowings under the Line of Credit. There can be no assurances, however, that the Company will be successful in acquiring the multifamily property and the land parcels under contract.

    The Company is exploring opportunities to dispose of several of the Government-Assisted Properties and has received an expression of interest from a housing authority that operates Government-Assisted properties in the vicinity of the properties being considered for disposition. In addition, the Company has determined that a 90 acre parcel of land, which was one of the assets acquired by the Company at the time of the IPO that is presently zoned for office and industrial use, will not be rezoned for multifamily use. The Company intends to sell the property and has received interest from parties interested in developing office and industrial buildings on the property. No loss is anticipated from the aforementioned, potential property dispositions; however, there can be no assurances that the Company will be successful in disposing of the Government-Assisted Properties or the parcel of land.

Dividends

    On December 9, 1996, the Company declared a dividend of $0.45 per common share for the quarter ending December 31, 1996 which was paid on January 31, 1997 to shareholders of record on December 31, 1996. On November 25, 1996, the Company declared a dividend of $0.60938 per depositary share on its Class A Cumulative Preferred Shares (the "Perpetual Preferred Shares") which was paid on December 16, 1996 to shareholders of record on December 5, 1996.

Cash flow sources and applications

    Net cash provided by operating activities increased $2,179,000 from $28,881,500 to $31,060,500 for the year ended December 31, 1996 when compared with the year ended December 31, 1995. This increase was primarily the result of collections of outstanding notes and accounts receivable.

    Net cash flows used for investing activities of $75,770,800 for the year ended December 31, 1996 were primarily used for the acquisition of multifamily real estate, properties and undeveloped land parcels.

    Net cash flows provided by financing activities of $43,149,000 for the year ended December 31, 1996 were primarily comprised of borrowings on the Line of Credit and the issuance of MTN's and the 1,450,000 common shares. Funds were also used to pay dividends on the Company's common and Perpetual Preferred Shares as well as repayments on the Line of Credit.

RESULTS OF OPERATIONS

Comparison of the year ended December 31, 1996 to the year ended December 31,
1995

    Overall, total revenue increased $17,491,800 or 22.7% and total expenses before net income of the joint ventures increased $15,466,600 or 25.8% for the year. Net income applicable to common shares decreased $221,200 or 1.6%, after the dividends on the Company's Perpetual Preferred Shares.

    In the following discussion of the comparison of the year ended December 31,1996 to the year ended December 31, 1995, the term Core Portfolio Properties refers to the 36 wholly owned multifamily properties acquired by the Company at the time of the IPO and the 21 properties acquired during 1994 and the acquisition of the remaining 50% interest in two properties in which the Company was a joint venture partner at the time of the IPO. Acquired Properties refers to the 21 properties acquired between January 1, 1995 and December 31, 1996.

    During the year ended December 31, 1996, the Acquired Properties generated total revenues of $24,525,700 while incurring property, operating and maintenance expenses of $9,534,800.

Rental revenues

    Rental revenues increased $17,929,700 or 25.6% for the year. Rental revenues from the Acquired Properties increased $15,564,900 for the year. Increases in occupancy and suite rents at the Core Portfolio Market-rate and Government-Assisted Properties resulted in a $2,364,800 or 3.9% increase in rental revenue from these properties. The balance of the increase resulted from increased rental revenues attributable to office space and other miscellaneous rental revenue items.

Other revenues

    Property management fees and property management fees - affiliates decreased $432,800 or 10.3% for the year. This decrease was due in part to a decline in management fees attributable to a supplemental management fee pursuant to the terms of the management contract between the Company and a managed property. No supplemental management fee was earned at this managed property in 1996 due to an increase in operating and repair and maintenance expenses.

    Painting service revenue and painting service revenue - affiliates increased $567,300 or 53.2% for the year and reflects an increase in revenue generated from suite painting and major renovation projects when compared to the previous year. The increase in painting service and painting service revenue - affiliates was partially offset by an increase in painting service expenses as discussed elsewhere herein.

    Other income decreased $572,300 or 35.4% for the year. The decrease is due primarily to a reduction in the amount of real estate tax refunds received in comparison to the prior year as well as a reduction of supervisory management fees earned for overseeing the improvement of tenant space at the commercial properties managed by the Company.

Property operating and maintenance expenses

    Property operating and maintenance expenses increased $7,778,900 or 26.6% for the year. Operating and maintenance expenses at the Acquired Properties increased $6,780,800 for the year due primarily to the operating and maintenance expenses incurred at the six properties acquired during 1996 and the recognition of a full year's operating expenses at the 15 properties acquired during 1995. Property operating and maintenance expenses at the Core Portfolio Properties increased $998,100, or 3.8% when compared to the prior 12 month period primarily due to increases in personnel, utilities and real estate taxes which were partially offset by a decrease in building and grounds repairs and maintenance expenses for suite improvements such as the replacement of appliances and carpeting. Total expenditures for building renovations and suite and common area refurbishment in the Core Portfolio Properties that were not considered to be capital in nature averaged $270 per suite for the year ended December 31, 1996 as compared to $301 per suite for the year ended December 31, 1995.

Other expenses

    Depreciation and amortization increased $2,878,200 or 22.7% for the year primarily due to the increased depreciation and amortization expense recognized on the Acquired Properties.

    Painting service expenses increased $426,200 or 42.6% for the year. These increases were primarily the result of payroll related expenses attributable to the increased sales activity of the painting company.

    General and administrative expenses increased $404,900 or 7.3% for the year. This increase is primarily attributable to payroll and related expenses.

    Interest expense increased $3,978,400 or 34.5% for the year primarily due to the interest incurred with respect to the additional borrowings under the Line of Credit that were used for the acquisition of properties.

Net income applicable to common shares

    Net income applicable to common shares is reduced by dividends on the Perpetual Preferred Shares of $5,484,400.

Comparison of the year ended December 31, 1995 to the year ended December 31,
1994

    Overall, total revenue increased $21,675,800 or 39.2% and total expenses before the extraordinary item and the net income of the joint ventures increased $18,817,800 or 45.7% for the year. Net income applicable to common shares increased $518,900 or 3.8% after the extraordinary item, the Company's interest in the net income of the joint venture properties and dividends on the Company's Perpetual Preferred Shares.

    In the following discussion of the comparison of the year ended December 31,1995 to the year ended December 31, 1994, the term Core Portfolio Properties refers to the 36 wholly owned multifamily properties acquired by the Company at the time of the IPO. Acquired Properties refers to the 36 properties acquired between January 1, 1994 and December 31, 1995 and the acquisition of the remaining 50% interest in two properties in which the Company was a joint venture partner at the time of the IPO.

    During the year ended December 31, 1995, the Acquired Properties generated total revenues of $30,727,800 while incurring property, operating and maintenance expenses of $10,883,300. The net income applicable to common shares of the Acquired Properties was $2,427,400 for the same period.

Rental revenues

    Rental revenues increased $21,185,800 or 43.4% for the year. Rental revenues from the Acquired Properties increased $19,520,200 for the same period. Increases in occupancy and suite rents at the Core Portfolio Market-rate and Government-Assisted Properties resulted in a $1,516,900 or 4.0% increase in rental revenue from these properties. The balance of the increase resulted from increased rental revenues attributable to office space and other miscellaneous rental revenue items.

Other revenues

    Property management fees and property management fees - affiliates increased $281,800 or 7.2% for the year. This increase was due in part to the increase in management fees attributable to increased rental revenues in the northeast Ohio market where all of the managed properties are located and the recognition of supplemental management fee revenue pursuant to the terms of the management contract between the Company and a managed property. These increases were offset by a decline in management fee revenue as a result of the sale of one of the managed properties to a non-affiliated third party who then terminated the management contract with the Company.

    Painting service revenue and painting service revenue - affiliates decreased $203,700 or 16.0% for the year and reflects the decline in revenue generated from suite painting and major renovation projects when compared to the previous year. The decrease in painting service and painting service revenue - affiliates was partially offset by a decline in painting service expenses as discussed elsewhere herein.

    Other income increased $411,800 or 34.2% for the year. The increase is due primarily to an increase in real estate tax refunds during 1995 and supervisory fees received for services provided while overseeing the improvement of tenant space at the commercial properties managed by the Company. The increase in real estate tax refunds and supervisory fees was partially offset by a decrease in interest income in 1995 due primarily to a reduction in the Company's investments as substantially all available cash is used for the acquisition of multifamily properties or is applied to the outstanding balance of the Line of Credit.

Property operating and maintenance expenses


    Property operating and maintenance expenses increased $8,193,400 or 38.9% for the year. Operating and maintenance expenses at the Acquired Properties increased $7,034,800 for the year due primarily to the operating and maintenance expenses incurred at the 15 properties acquired during 1995 and the recognition of a full year's operating expenses at the 21 properties acquired during 1994. Property operating and maintenance expenses at the Core Portfolio Properties increased $1,158,600 when compared to the prior 12 month period primarily due to increases in utilities, real estate taxes and building and grounds repair and maintenance expenses for suite improvements such as the replacement of appliances and carpeting. Total expenditures for building renovations and suite and common area refurbishment in the Core Portfolio Properties that were not considered to be capital in nature averaged $384 per suite for the year ended December 31, 1995 as compared to $286 per suite for the year ended December 31, 1994.

Other expenses

    Depreciation and amortization increased $4,535,000 or 55.8% for the year primarily due to the increased depreciation and amortization expense recognized on the Acquired Properties of $3,882,700 and an increase in the amortization of financing fees of $382,200, primarily associated with the fees incurred with respect to the Revolving Credit Facility and the Senior Notes as discussed elsewhere herein.

    Painting service expenses decreased $255,300 or 20.3% for the year. These decreases were primarily the result of a reduction in payroll related expenses attributable to a decline in the sales activity of the painting company.

    General and administrative expenses increased $1,323,600 or 31.6% for the year. This increase is primarily attributable to (i) payroll and related expenses and (ii) occupancy costs for the Company's relocated headquarters facility.

    Interest expense increased $5,021,100 or 77.3% for the year primarily due to the interest incurred with respect to the additional borrowings under the Revolving Credit Facility that were used for the acquisition of properties subsequent to the Second Offering combined with higher average interest rates. The weighted average interest rate on credit facility borrowings was 8.18% for the year ended December 31, 1995 compared to 7.03% for the year ended December 31, 1994. In addition, the Company incurred interest on the $75 million Senior Notes at an effective rate of 8.48% during 1995. Interest rates declined towards the end of 1995 and the Company was able to issue $10 million of Senior Notes at 7.10% and, subsequent to December 31, 1995, issued $7.5 million of Medium-Term Notes at a weighted average interest rate of 6.75%.

Equity in net income of joint ventures

    The combined equity in net income of joint ventures increased $7,800 or 2.6%, and $163,900 or 122.8% for the years ended December 31, 1996 and 1995, respectively. These increases are primarily attributable to increased rents and occupancies.

    The following table presents the historical statements of operations of the Company's beneficial interest in the operations of the joint ventures for the years ended December 31, 1996, 1995 and 1994 and the pro forma statement of operations for the year ended December 31, 1994. The pro forma statement of operations is presented as if the June 30, 1994 acquisition of the remaining 50% interest in two joint ventures occurred on January 1, 1994.

                                                                              For the year ended December 31,
                                                          Historical         Historical          Pro forma           Historical
                                                             1996               1995               1994                  1994
                                                          ---------------------------------------------------------------------
Beneficial interests in
joint venture operations
  Rental revenue                                       $  6,570,679         $ 6,562,882         $ 6,270,045         $ 6,391,578

  Cost of operations                                      3,968,802           3,955,746           3,831,515           3,905,193
                                                       ------------         -----------         -----------         -----------

                                                          2,601,877           2,607,136           2,438,530           2,486,385
  Interest income                                            19,266              22,625              25,302              26,012
  Interest expense                                       (1,782,706)         (1,801,623)         (1,817,597)         (1,850,210)
  Depreciation                                             (483,619)           (481,103)           (477,580)           (479,049)
  Amortization                                              (49,629)            (49,629)            (49,629)            (49,629)
                                                       ------------         -----------         -----------         -----------
  Net income                                           $    305,189         $   297,406         $   119,026         $   133,509
                                                       ============         ===========         ===========         ===========

Extraordinary item

    The extraordinary item of $1,097,500 recognized during 1995 primarily relates to the write off of $911,000 of deferred financing costs in connection with the extinguishment of the Revolving Credit Facility. The balance of the extraordinary item recognized during the year relates to the write off of deferred financing costs in connection with the repayment of certain mortgage indebtedness.

Net income applicable to common shares

    Net income applicable to common shares is reduced by dividends on the Perpetual Preferred Shares of $2,132,700.

Outlook

    The following two paragraphs contain forward-looking statements and are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Readers are cautioned not to place undue reliance on forward-looking statements, which are based only on current judgments and current knowledge. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation risks of a lessening of demand for the apartments owned by the Company, changes in government regulations affecting the Government-Assisted Properties, and expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, insurance increases and real estate tax valuation reassessments.

    Approximately 57% of the Company's multifamily properties are located in the greater Cleveland/Akron, Ohio area which is the fourteenth largest consumer market in the United States containing over four million people within a 50 mile radius of Akron. In central Ohio, Columbus is the only city in the northeast quadrant of the country that has experienced continuous population growth since 1970, according to Census Bureau data. Columbus, Ohio was selected by the E & Y Kenneth Leventhal Real Estate Group as one of the 12 best apartment investment markets in the country because of its well-diversified economic base, strong rental growth and lower vacancy rates. The Company's Michigan portfolio is located in eight separate markets having a combined projected population growth of approximately 4.2%, or 153,000 people, with a projected 8.5% increase in job growth or an additional 17,000 jobs.

    With an average economic occupancy for the Core Portfolio Market-rate Properties over 95.2%, and strong market fundamentals, it would appear that opportunities exist for continued rental growth at the Company's Market-rate Properties. The Company expects that building and grounds repair and maintenance expenditures for the Core Portfolio Properties will increase when compared to the prior year as the Company continues to maintain its properties to maximize their earnings potential. Real estate tax increases should begin to moderate as the effect of the reassessed values diminishes over time. Utility expenditures will vary over prior periods as the effect of weather related usage variances is factored into the level of utility expense.

Inflation

    Substantially all of the Market-rate residential leases at the properties allow, at the time of renewal, for adjustments in the rent payable thereunder, and thus may enable the Company to seek increases in rents. The substantial majority of these leases are for one year or less and the remaining leases are for terms up to two years. The short-term nature of these leases generally serves to reduce the risk to the Company of the adverse effect of inflation.

Contingencies

    There are no recorded amounts resulting from environmental liabilities as there are no known contingencies with respect thereto. Future claims for environmental liabilities are not measurable given the uncertainties surrounding whether there exists a basis for any such claims to be asserted and, if so, whether any claims will, in fact, be asserted. Furthermore, no condition is known to exist that would give rise to a liability for site restoration, post closure and monitoring commitments, or other costs that may be incurred with respect to the sale or disposal of a property. Phase I environmental audits have been completed on all of the Company's wholly owned and joint venture properties. The Company has obtained environmental insurance covering (i) pre-existing contamination, (ii) on-going third party contamination, (iii) third party bodily injury and (iv) remediation. The policy is for a five year term and carries a limit of liability of $2 million per environmental contamination discovery (with a $50,000 deductible) and has a $10 million policy term aggregate. Management has no plans to abandon any of the properties and is unaware of any other material loss contingencies.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Associated Estates Realty Corporation

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Associated Estates Realty Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP


/s/ Price Waterhouse LLP
------------------------
Cleveland, Ohio
February 19, 1997

                           CONSOLIDATED BALANCE SHEETS

                                                                                    December 31,

                                                                             1996                  1995
-----------------------------------------------------------------------------------------------------------
ASSETS
Real estate assets
   Land                                                                 $  44,241,900         $  37,782,564
   Buildings and improvements                                             430,920,893           371,213,067
   Furniture and fixtures                                                  20,286,700            16,714,676
-----------------------------------------------------------------------------------------------------------
                                                                          495,449,493           425,710,307
     Less:  accumulated depreciation                                     (112,102,829)          (97,301,859)
-----------------------------------------------------------------------------------------------------------
                                                                          383,346,664           328,408,448
   Construction in progress                                                18,516,982             8,254,251
-----------------------------------------------------------------------------------------------------------
     Real estate, net                                                     401,863,646           336,662,699
Cash and cash equivalents                                                   1,286,959             2,848,285
Restricted cash and investments                                             5,625,003             5,078,884
Accounts and notes receivable
   Rents                                                                    1,569,907             1,401,655
   Affiliates                                                               1,784,297               731,580
Deferred charges and prepaid expenses                                       5,616,394             4,986,914
-----------------------------------------------------------------------------------------------------------
                                                                        $ 417,746,206         $ 351,710,017
===========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Secured debt                                                            $  69,024,253         $  68,909,238
Unsecured debt                                                            148,788,707           102,325,107
-----------------------------------------------------------------------------------------------------------
     Total indebtedness                                                   217,812,960           171,234,345
Accounts payable and accrued expenses                                      14,361,609            12,068,684
Dividends payable                                                           6,895,071             5,963,834
Resident security deposits                                                  4,154,418             3,668,159
Funds held for non-owned properties                                         1,571,219             5,399,836
Accrued interest                                                            2,521,644             1,997,181
Accumulated losses and distributions of joint ventures
   in excess of investment and advances                                    12,413,087            12,208,299
-----------------------------------------------------------------------------------------------------------
     Total liabilities                                                    259,730,008           212,540,338
Commitments and contingencies                                                      --                    --
Shareholders ' equity
   Preferred shares, Class A cumulative, without par value;
     3,000,000 authorized; 225,000 issued and outstanding                  56,250,000
                                                                                                 56,250,000
   Common shares, without par value, $.10 stated value;
     50,000,000 authorized; 15,322,381 and 13,872,381 issued
     and outstanding at December 31, 1996 and 1995, respectively            1,532,238
                                                                                                  1,387,238
   Paid-in capital                                                        133,073,035           102,567,007
   Accumulated dividends in excess of net income                          (32,839,075)          (21,034,566)
-----------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                           158,016,198           139,169,679
-----------------------------------------------------------------------------------------------------------
                                                                        $ 417,746,206         $ 351,710,017
===========================================================================================================


The accompanying notes are an integral part of these financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                      For the year ended December 31,

                                                            1996                1995                 1994
------------------------------------------------------------------------------------------------------------
Revenues
   Rental                                               $87,975,036        $ 70,045,335         $ 48,859,511
   Property management fees                                 393,051             416,868              493,861
   Property management fees - affiliates                  3,386,625           3,795,646            3,436,837
   Painting services                                        370,757             246,086              549,741
   Painting services - affiliates                         1,263,085             820,493              720,516
   Other                                                  1,044,514           1,616,846            1,205,005
------------------------------------------------------------------------------------------------------------
                                                         94,433,068          76,941,274           55,265,471

Expenses
   Property operating and maintenance                    37,056,123          29,277,260           21,083,844
   Depreciation and amortization                         15,535,587          12,657,372            8,122,349
   Painting services                                      1,427,243           1,001,029            1,256,359
   General and administrative                             5,921,440           5,516,493            4,192,868
   Interest expense                                      15,493,876          11,515,476            6,494,388
------------------------------------------------------------------------------------------------------------
                                                         75,434,269          59,967,630           41,149,808
------------------------------------------------------------------------------------------------------------

Income before equity in net income of joint
   ventures and extraordinary item                       18,998,799          16,973,644           14,115,663
Equity in net income of joint ventures                      305,189             297,406              133,509
------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM                         19,303,988          17,271,050           14,249,172
Extraordinary item - extinguishment of debt
   (prepayment fees and write off of deferred
   finance costs)                                                --          (1,097,531)            (727,267)
------------------------------------------------------------------------------------------------------------
NET INCOME                                              $19,303,988        $ 16,173,519         $ 13,521,905
============================================================================================================

NET INCOME APPLICABLE TO COMMON SHARES                  $13,819,566        $ 14,040,789         $ 13,521,905
============================================================================================================
Income Per Common Share:
   Income before extraordinary item                     $       .99        $       1.09         $       1.19
============================================================================================================
   Net income                                           $       .99        $       1.01         $       1.13
============================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                                           13,931,807          13,869,595           11,942,371
============================================================================================================


The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                      Class A          Common                         Accumulated
                                                                   Cumulative          Shares                        Dividends in
                                                                    Preferred        (at $.10         Paid - In         Excess of
                                                       Total           Shares   stated value)           Capital        Net Income
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                      $ 45,078,671      $         -      $1,086,188      $ 46,882,643      $ (2,890,160)
     Net income                                   13,521,905                -               -                 -        13,521,905
     Issuance of 3,000,000 common shares,
       net of underwriters' discounts and
       offering expenses of $3,843,105            58,031,895                -         300,000        57,731,895                 -
     Additional offering costs of IPO                (54,278)               -               -           (54,278)                -
     Issuance of 7,506 common shares in
       exchange for interests in properties          170,762                -             750           170,012                 -
     Common share dividends declared             (21,851,764)               -               -                 -       (21,851,764)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                        94,897,191                -       1,386,938       104,730,272       (11,220,019)
     Net income                                   16,173,519                -               -                 -        16,173,519
     Issuance of 3,000 restricted common
       shares                                              -                -             300              (300)                -
     Issuance of 225,000 preferred shares,
       net of underwriters' discounts and
       offering expenses                          54,087,035       56,250,000               -        (2,162,965)               -
     Common share dividends declared             (23,855,336)               -               -                 -       (23,855,336)
     Preferred share dividends declared           (2,132,730)               -               -                 -        (2,132,730)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       139,169,679       56,250,000       1,387,238       102,567,007       (21,034,566)
     Net income                                   19,303,988                -               -                 -        19,303,988
     Unrealized holding losses on
       investment securities                         (18,500)               -               -           (18,500)                -
     Issuance of 1,450,000 common shares,
       net of underwriters' discounts and
       offering expenses of $1,774,222            30,669,528                -         145,000        30,524,528                 -
     Common share dividends declared             (25,624,075)               -               -                 -       (25,624,075)
     Preferred share dividends declared           (5,484,422)               -               -                 -        (5,484,422)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                      $158,016,198      $56,250,000      $1,532,238      $133,073,035      $(32,839,075)
=================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                For the year ended December 31,
                                                                            1996               1995              1994
------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
     Net income                                                        $  19,303,988     $  16,173,519     $  13,521,905
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation and amortization                                    15,535,587        12,657,372         8,122,349
         Write off of deferred finance costs                                      --         1,096,506           174,791
         Equity in net income of joint ventures                             (305,189)         (297,406)         (133,509)
         Earnings distributed from joint ventures                            423,959           244,625           212,630
         Net change in - Accounts and notes receivable                      (168,252)         (300,914)          943,997
                       - Accounts and notes receivable - affiliates       (1,052,717)          538,260           153,997
                       - Accounts payable and accrued expenses             1,584,630         2,128,390         1,430,703
                       - Other operating assets and liabilities              131,711         1,182,829          (977,123)
                       - Restricted cash                                    (564,619)         (337,538)        2,929,100
                       - Funds held for non-owned properties              (3,828,617)       (4,204,178)        8,101,683
------------------------------------------------------------------------------------------------------------------------
             Total adjustments                                            11,756,493        12,707,946        20,958,618
------------------------------------------------------------------------------------------------------------------------
         Net cash flow provided by operations                             31,060,481        28,881,465        34,480,523
Cash flow from investing activities:
     Acquisition of real estate (net of liabilities assumed)             (74,176,202)      (93,106,549)     (108,611,232)
     Fixed asset additions                                                (1,680,625)       (1,238,134)       (5,039,770)
     Distributions from joint ventures                                        86,018           193,687            84,348
         Net cash flow used for investing activities                     (75,770,809)      (94,150,996)     (113,566,654)
Cash flow from financing activities:
     Principal payments on mortgage notes payable                         (2,921,236)      (22,495,032)      (29,716,349)
     Proceeds from senior and medium-term notes                           42,500,000        84,682,000                --
     Line of credit borrowings                                           170,950,000       110,444,000       102,920,000
     Line of credit repayments                                          (167,050,000)     (132,344,000)      (63,420,000)
     Deferred financing and offering costs                                  (822,030)       (2,571,544)       (1,044,592)
     Common share dividends paid                                         (24,692,838)      (23,439,254)      (16,304,012)
     Preferred share dividends paid                                       (5,484,422)       (2,132,730)               --
     Proceeds from the issuance of common shares, net of
       $1,609,500 and $1,358,757 of underwriting
       commissions and $164,722 and $2,480,961 of
       offering expenses paid in 1996 and 1994, respectively              30,669,528                --        57,215,520
     Proceeds from the issuance of preferred shares, net of
       $1,771,875 of underwriting commissions and $374,333
       of offering expenses paid                                                  --        54,103,792                --
         Net cash flow provided by financing activities                   43,149,002        66,247,232        49,650,567
Increase (decrease) in cash and cash equivalents                          (1,561,326)          977,701       (29,435,564)
Cash and cash equivalents, beginning of period                             2,848,285         1,870,584        31,306,148
Cash and cash equivalents, end of period                               $   1,286,959     $   2,848,285     $   1,870,584
========================================================================================================================

The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Business

   Associated Estates Realty Corporation (the "Company") is a self-administered and self-managed real estate investment trust ("REIT") which specializes in the acquisition, development, ownership and management of multifamily properties in the Great Lakes region. At December 31, 1996, the Company owned or was a joint venture partner in 84 multifamily properties containing 15,838 suites. Additionally, the Company managed 40 non-owned properties, 32 of which were multifamily properties consisting of 7,052 suites and eight of which were commercial properties containing an aggregate of approximately 825,000 square feet of gross leasable area. Through special purpose entities, collectively referred to as the "Service Companies", the Company provides to both owned and non-owned properties, management, painting and computer services as well as mortgage origination and servicing.

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, which own certain of the real estate properties, and the Service Companies. The Company holds a preferred share interest in the Service Companies which entitles it to receive 95% of the economic benefits from operations and which is convertible into a majority interest in the voting common shares. The outstanding voting common shares of these Service Companies are held by an executive officer of the Company. The Service Companies are consolidated because, from a financial reporting perspective, the Company is entitled to virtually all economic benefits and has operating control.

   One property included in the financial statements is 33 1/3% owned by third party investors. As this property has an accumulated deficit, no recognition of the third party interest is reflected in the financial statements since it is the Company's policy to recognize minority interest only to the extent that the third party's investment and accumulated share of income exceeds distributions and its share of accumulated losses. Investments in joint ventures, which are 50% or less owned by the Company, are presented using the equity method of accounting. Since the Company intends to fulfill its obligations as a partner in the joint ventures, the Company has recognized its share of losses and distributions in excess of its investment (Note 7).

   All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

   The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Real Estate and Depreciation

   Real estate assets are stated at cost less accumulated depreciation. Included in land are parcels of undeveloped real estate held for future development. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements            10 - 30 years
Furniture, fixtures and equipment      3 - 10 years

   Management reviews the carrying value of real estate assets using estimated future cash flows, including estimated proceeds from disposition, whenever an event or change in circumstances might indicate that the asset value may not be recoverable.

   Expenditures for maintenance and repairs are charged to operations as incurred. Betterments that improve or extend the life of the asset beyond its original condition are capitalized. Costs incurred in connection with resident turnover such as suite cleaning, painting, carpet cleaning or replacement, appliance repair or replacement and other associated costs are charged to operations.

Deferred Leasing and Financing Costs

   Costs incurred in obtaining long-term financing are deferred and amortized over the life of the associated instrument on a straight-line basis, which approximates the effective interest method. Costs incurred with respect to shelf registrations are capitalized and allocated on a pro rata basis to subsequent offerings thereunder. External costs incurred in the leasing of commercial and retail space are amortized on a straight-line basis over the terms of the related lease agreements.

Revenue Recognition

   The Company's residential property leases are for terms of generally one year or less. Rental income is recognized on the straight-line basis. Retroactive revenue increases related to budget based Government-Assisted Properties are recognized based on the applications submitted to the U.S. Department of Housing and Urban Development ("HUD"). Provision is made for estimated amounts of revenue increases that may not be granted.

   Revenues earned by the Service Companies are recognized on the accrual basis.

Income Taxes

   The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the "Code"), as amended. As a REIT, the Company is entitled to a tax deduction for dividends paid to its shareholders, thereby effectively subjecting the distributed net income of the Company to taxation at the shareholder level only, provided it distributes at least 95% of its taxable income and meets certain other qualifications.

   At December 31, 1996 and 1995, the Company's net tax basis of properties exceeds the amount set forth in the Company's Consolidated Balance Sheets by $78 million and $74.5 million, respectively.

Net Income Per Share

   Primary earnings per common share for income before extraordinary item and net income have been computed by dividing common share dividends declared for the period by the weighted average number of common shares outstanding plus the undistributed income before extraordinary item applicable to common shareholders as appropriate, divided by the weighted average number of common shares outstanding. Common share equivalents were excluded from the earnings per share calculation as they were not dilutive.

Reclassifications

   Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 presentation.

2. DEVELOPMENT AND ACQUISITION OF MULTIFAMILY PROPERTIES

   Construction in progress including the cost of land for the development of multifamily properties was $18,516,982 and $8,254,251 at December 31, 1996 and 1995, respectively. The Company capitalizes interest costs on funds used in construction, real estate taxes and insurance from the commencement of development activity through the time the property is ready for leasing. Interest, real estate taxes and insurance of approximately $1,394,800, $440,000 and $27,500 were capitalized during the years ended December 31, 1996, 1995 and 1994, respectively. The following schedule details construction in progress at December 31, 1996:

(dollars in thousands)                                                              Construction
                                                                                           Costs
                                               Number                                   Incurred              Estimated
Property                                    of Suites            Land Cost               to Date             Completion
--------                                    ---------            ---------               -------             ----------
AURORA, OH
   The Residence at Barrington - Phase I      168               $  1,375               $  4,229               Fall 1997
   The Residence at Barrington - Phase II     120                    982                      -             Winter 1998
                                              288                  2,357                  4,229
ANN ARBOR, MI
   Arbor Landings Apts. II                    160*                   650                    151             Summer 1998
COLUMBUS, OH
   Bradford at Easton                         324                  1,607                  6,564               Fall 1997
FENTON, MI
   Georgetown Park Apts.                      120*                   350                      7                    1998*
GRAND RAPIDS, MI
   Aspen Lakes                                114*                   400                     11                    1998*
STREETSBORO, OH
   The Village of Western Reserve             108                    691                    449               Fall 1997
WESTLAKE, OH
   Westlake                                   300*                   523                     23                    1999*
MT. STERLING, OH
   Muirwood Mt. Sterling                       89*                   100                     13                    1999*
Other                                           -                      -                    391
                                            ---------------------------------------------------
                                            1,503               $  6,678               $ 11,838
                                            ===================================================

*Estimated

   During the period January 1, 1996 through December 31, 1996, the Company acquired, in separate purchase transactions, six multifamily properties containing an aggregate of 1,289 suites and three parcels of land consisting of 43 acres for an aggregate purchase price of $59.1 million, which were financed with (i) borrowings under the Company's Line of Credit of $46.1 million, (ii) net proceeds of $9.9 million from the issuance of a Medium-Term Note, and (iii) the assumption of mortgage indebtedness with a stated value of $3.1 million. During 1996, the construction and leasing of 116 suites were completed at a total cost of $6.5 million.

   During the period January 1, 1995 through December 31, 1995, the Company acquired, in separate purchase transactions, 15 multifamily properties consisting of 2,276 suites and three parcels of land consisting of 89.7 acres for an aggregate cost of $106 million. These acquisitions were financed with (i) $2.5 million of available cash, (ii) $42.2 million of proceeds from the Perpetual Preferred Share offering (Note 13), (iii) borrowings under the Revolving Credit Facility and Line of Credit of $37.4 million, and (iv) the assumption of mortgage indebtedness with a stated value of $23.9 million. The mortgage indebtedness was adjusted to market value at the date of acquisition, using interest rates reflecting the Company's incremental borrowing rate. During 1995, the construction and leasing of 132 additional suites adjacent to three of the Company's properties were completed at a total cost of $6 million.

   During the period January 1, 1994 through December 31, 1994, the Company acquired, in separate purchase transactions, 21 multifamily properties consisting of 3,349 suites for an aggregate cost of $139.9 million. These acquisitions were financed with (i) $42.5 million of available cash, (ii) the remaining proceeds from the IPO and the Second Offering (Note 13), (iii) borrowings under the Company's Revolving Credit Facility of $63.7 million, (iv) the assumption of mortgage indebtedness in the principal amount of $20.5 million, and (v) the issuance of a short-term note of $13.2 million. In July 1994, the construction and leasing of 40 additional suites adjacent to one of the acquired properties was completed at a total cost of $1.4 million.

3. RESTRICTED CASH AND INVESTMENTS

   Restricted cash and investments, some of which are required by HUD for certain government-subsidized properties, include residents' security deposits, reserve funds for replacements and other escrows held for the future payment of real estate taxes and insurance. The reserve funds for replacements are intended to provide cash to defray future costs that may be incurred to maintain the associated property. In addition, certain escrows are maintained in connection with mortgage servicing operations.

   Restricted cash and investments are comprised of the following:

                                    1996            1995
                                    ----            ----
Resident security deposits       $  793,160      $  729,939
Escrow and other reserve
  funds required by mortgagee     4,831,843       4,348,945
                                 --------------------------
                                 $5,625,003      $5,078,884
                                 ==========================

   Debt securities owned with a purchased maturity of less than 18 months are classified as "held to maturity" and securities with a purchased maturity greater than 18 months are classified as "available for sale". Investments are comprised of U.S. treasury bills with maturities of less than 18 months and collateralized mortgage obligations issued by the Federal Home Loan Mortgage Company ("FHLMC") maturing in 2023. At December 31, 1996 and 1995, treasury bills with a cost of $1,976,620 and $998,582 had fair values of $2,008,253 and $1,013,927, respectively, and are stated at cost in the Consolidated Balance Sheet. Investments in obligations issued by the FHLMC were stated at their fair value of $423,000 and $398,000 at December 31, 1996 and 1995, respectively. Included in additional paid-in capital is $18,500 at December 31, 1996 of unrealized losses related to available for sale securities. During the fourth quarter of 1995, the Company reclassified its investment in the FHLMC to available for sale.

4.  DEFERRED CHARGES AND PREPAID EXPENSES

   Deferred charges and prepaid expenses consist of the following:

                                        1996            1995
                                        ----            ----
Deferred financing and
  leasing costs                       $3,407,556     $3,360,115
Less:  accumulated amortization         (620,093)      (774,193)
                                      -------------------------
                                       2,787,463      2,585,922
Prepaid expenses                       1,393,936      1,065,615
Other assets                           1,434,995      1,335,377
                                      -------------------------
                                      $5,616,394     $4,986,914
                                      =========================

   Amortization expense was $608,594, $765,404 and $382,187 for the years ended December 31, 1996, 1995 and 1994, respectively. In 1995, deferred financing costs were written off upon the early termination of the Revolving Credit Facility and the repayment of mortgage debt. Deferred financing fees written off of $1,096,506 and $174,791 for the years ended December 31, 1995 and 1994, respectively, are reflected as an extraordinary item in the statement of operations. Further, debt prepayment fees of $1,025 and $552,476 were included as extraordinary items in 1995 and 1994, respectively.

5.  SECURED DEBT

   Secured debt consists of the following:

                                          1996               1995
                                          ----               ----
Conventional mortgage debt,
  maturing at various dates
  to 2018                             $37,737,709       $40,195,438
Federally insured mortgage
  debt, maturing at various
  dates to 2028                        31,286,544        28,713,800
                                      -----------------------------
                                      $69,024,253       $68,909,238
                                      =============================

Conventional Mortgage Debt

   Conventional mortgages payable are comprised of six and seven loans (nonrecourse, fixed rate, project specific loans) at December 31, 1996 and 1995, respectively, each of which is collateralized by the associated real estate and resident leases. Mortgages payable are generally due in monthly installments of principal and/or interest and mature at various dates through August 1, 2018.

The average interest rate on conventional mortgages was 8.44% at December 31, 1996 and 1995.

Federally Insured Mortgage Debt

   Federally insured mortgage debt which encumbered eight and seven of the properties at December 31, 1996 and 1995, respectively (including one property which is funded through Industrial Development Bonds), is insured by HUD pursuant to one of the mortgage insurance programs administered under the National Housing Act of 1934. These government-insured loans are nonrecourse to the Company. Payments of principal, interest and HUD mortgage insurance premiums are made in equal monthly installments and mature at various dates through August 1, 2028. Seven of the eight federally insured mortgages have a fixed rate and the remaining mortgage ($1,938,157 at December 31, 1996) has a variable rate. Interest rates on the HUD-insured indebtedness range from 7.0% to 10.25% (averaging 8.22% at December 31, 1996).

   Under certain of the mortgage agreements, the Company is required to make escrow deposits for taxes, insurance and replacement of project assets. The variable rate mortgage is secured by a letter of credit which is renewed annually.

   Real estate assets pledged as collateral for all mortgage debt had a net book value of $65,757,695 and $63,806,533 at December 31, 1996 and 1995,
respectively.

6. UNSECURED DEBT

   Unsecured debt consists of the following:


                                                1996          1995
                                                ----          ----
Senior notes, due 2000 to 2002
  with interest payable quarterly          $ 84,788,707    $ 84,725,107
Medium-Term Notes, due 2001 to
  2026 with interest payable
  quarterly                                  42,500,000               -
Line of Credit, due 1997                     21,500,000      17,600,000
                                           ------------    -------------
                                           $148,788,707    $ 102,325,107
                                           ============    =============


Senior Notes

   The Senior Notes were issued in 1995, and net proceeds of $83.6 million, after underwriting commissions, offering expenses and discounts, were applied to amounts drawn on the Line of Credit. Senior Notes with a principal balance of $75 million accrue interest at 8.38% and mature in 2000. Senior Notes with a principal balance of $10 million accrue interest at 7.10% and mature in 2002.

Medium-Term Notes Program

   During 1996, the Company issued six Medium- Term Notes (the "MTN's") aggregating $42.5 million under its $75 million MTN program. The principal amounts of these MTN's range from $2.5 million to $15 million and bear interest from 6.60% to 7.93% over terms of between 5 to 30 years, with a weighted average maturity of 6.9 years at December 31, 1996. The holder of a $2.5 million, 30 year MTN has the option to require payment on March 15, 2003. The net proceeds were used to repay amounts outstanding under the Line of Credit and to acquire a multifamily property.

Line of Credit

   In September 1995, the Company entered into a $75 million unsecured credit facility (the "Line of Credit") and simultaneously extinguished a $125 million secured revolving credit facility. The Line of Credit includes certain restrictive covenants which, among others, requires the Company to (i) maintain a minimum level of net worth, (ii) limit dividends to 90% of Distributable Cash Flow, as defined in the agreement, (iii) restrict the use of its borrowings, and
(iv) maintain certain debt coverage ratios. The Line of Credit provides for a scaled reduction in the LIBOR, prime rate and commitment fee margins based on the Company's credit ratings. Based on the Company's present credit ratings and pursuant to a March 1996 interest rate reduction amendment to the Line of Credit, the LIBOR margin is 150 basis points, fixed in increments of 30, 60, 90, 120 or 180 days or, alternatively, borrowings are at prime rate. An annual commitment fee of 25 to
37.5 basis points on the average daily unused amount of the facility was paid quarterly in arrears. The Line of Credit expires in September 1997 and the Company has the option to extend the facility for an additional one year period. The weighted average interest rate on borrowings outstanding under the Line of Credit was 7.47% at December 31, 1996.

   As of December 31, 1996, the scheduled maturities of secured and unsecured indebtedness for each of the next five years and thereafter, are as follows:

1997                    $ 22,872,505
1998                       1,485,579
1999                       1,608,131
2000                      90,631,655
2001                      22,253,014
Thereafter                78,962,076
                        ------------
                        $217,812,960
                        ============


7.  INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

   As described in Note 1, the Company's interests in 50% or less owned joint venture partnerships are included in the financial statements on the equity basis of accounting.

   At December 31, 1996, the Company's interests in the joint venture partnerships are as follows:

                           Ownership
                           ---------
   Americana                33 1/3%
   Euclid House             33 1/3%
   Gates Mills Towers       33 1/3%
   Watergate                33 1/3%
   College Towers               50%
   Highland House               50%
   Lakeshore Village            50%

   Summarized financial information for these joint ventures is as follows:


Balanced sheet data                               1996            1995
                                                  ----            ----
Real estate, net                           $14,928,492     $16,037,491
Other assets                                 3,633,528       3,732,040
                                           $18,562,020     $19,769,531
                                           ===========================

Amounts payable to the Company             $   227,577     $   204,161
Mortgages payable                           51,769,320      52,330,572
Other liabilities                            3,312,635       3,467,035
Accumulated deficit                        (36,747,512)    (36,232,237)
                                           $18,562,020     $19,769,531
                                           ===========================

Operating data
                                                  1996            1995            1994
                                                  ----            ----            ----
Rental revenues                            $18,254,406     $18,295,281     $17,731,141
Other revenues                                 127,729         135,488         105,461
Operating and maintenance expenses          11,093,688      10,993,346      10,836,427
Depreciation and amortization                1,493,727       1,486,041       1,477,035
Interest expense                             5,176,499       5,230,842       5,342,542
Net income                                 $   618,221     $   720,540     $   180,598
                                           ===========================================
Company's proportionate interest in:
   Depreciation and amortization           $   533,248     $   530,731     $   528,678
   Interest expense                          1,782,706       1,801,622       1,850,210
   Net income of joint ventures                305,189         297,406         133,509


   The Company's proportionate share of net distributions was $509,977, $438,312, and $296,978 for the years ended December 31, 1996, 1995 and 1994, respectively. Revenues from property management fees-affiliates charged to joint ventures aggregated $746,514, $745,924 and $737,580 for the years ended December 31, 1996, 1995 and 1994, respectively. The corresponding expenses are included in the operating and maintenance expenses of the joint ventures, as set forth above.

   Lakeshore Village is governed by regulations pursuant to the property's rent subsidy and mortgage insurance programs under HUD, which contain provisions governing certain aspects of the operations of the property (Note 10). Rent subsidies of $802,517, $809,032 and $756,098 for the years ended December 31, 1996, 1995 and 1994, respectively, were received by the property.

8.  TRANSACTIONS  WITH AFFILIATES

   The Company provides certain services to (and is reimbursed for certain expenses incurred on behalf of) certain multifamily properties in which the Company maintains an equity interest, and certain other affiliated entities for management, painting, loan servicing, and property and casualty insurance services.

Summarized affiliate transaction activity follows:

                                                          1996                1995               1994
                                                          ----                ----               ----
Property management fee revenues                     $ 3,386,625         $ 3,795,646        $ 3,436,837
Painting service revenues                              1,263,085             820,493            720,516
Loan origination and servicing revenue                    14,471              14,644             15,339
Expenses incurred on behalf of and reimbursed
  by affiliates(1)                                     7,794,430           7,144,565          7,011,734
Laundry revenue                                          516,868             333,426            316,954
Property and casualty insurance commissions              (34,320)            (30,775)           (25,772)
Corporate office rent(2)                                      --                  --            (58,084)

 (1) Primarily payroll and employee benefits, reimbursed at cost.
 (2) Prior to June 1994, the Company leased approximately 25,000 square feet of office space for its corporate headquarters from an affiliated entity owned by certain officers and/or directors of the Company.

9.  NOTEHOLDER INTEREST

   The Company has a noteholder interest in one multifamily property which, since 1984, has been unable to generate sufficient cash flow, as defined, to meet the scheduled interest payments under notes payable to the Company. Accordingly, the Company is entitled to all cash flows from operations. To the extent that the cumulative unpaid debt service on the notes is greater than seven years of aggregate principal and interest amortization (the cumulative amount of debt service), which occurred in 1995, the Company can exercise its rights under a security agreement and foreclose on the property. Because, in substance, the Company will eventually own title to the property, most likely through foreclosure, the property is presented in the financial statements as if owned by the Company. Summarized financial information for this property is as follows:

                                  1996              1995
                                  ----              ----
Real estate, net              $ 1,484,399        $1,627,592
Other assets                    1,124,209         1,155,449
                              $ 2,608,608        $2,783,041
                              =============================

Mortgage notes payable        $ 4,453,316        $4,600,690
Other liabilities                 419,586           480,626
Accumulated deficit            (2,264,294)       (2,298,275)
                              $ 2,608,608        $2,783,041
                              =============================



                                               1996              1995        1994
                                               ----              ----        ----
Rental and other revenue                    $2,270,750        $2,250,140   $2,146,625
Property operating and
  maintenance expenses                       1,202,178         1,295,223    1,172,803
Depreciation and amortization                  143,949           143,893      143,893
Interest expense                               335,644           353,334      395,011
Net income                                    $588,979          $457,690   $  434,918
                                              =======================================



10.  COMMITMENTS AND CONTINGENCIES

   The Company owns one property which derives part of its rental revenues from commercial tenants with noncancellable operating leases. Future minimum lease payments to be received, assuming no new or renegotiated leases, or option extensions, for each of the next five years and thereafter, are as follows:

      1997          $  972,228
      1998             966,627
      1999             909,751
      2000             597,000
      2001             278,773
      Thereafter       419,328
                    ----------
                    $4,143,707
                    ==========


   The Company leases certain equipment under capital leases. Such equipment is included in property, plant and equipment with a cost of $698,427 and accumulated depreciation of $247,327 at December 31, 1996. The Company also leases certain equipment under operating leases. Future minimum lease payments under all capital and noncancellable operating leases in which the Company is the lessee, principally for ground leases, for each of the next five years and thereafter, are as follows:

                    Capital           Operating
                    -------           ---------
      1997        $  214,480        $  129,521
      1998           204,594           127,166
      1999            78,721           101,261
      2000             2,216           101,261
      2001                --           101,261
Thereafter                --         5,377,940
                  ----------------------------
                     500,011        $5,938,410
                                    ==========
Less interest         44,686
                  $  455,325
                  ==========

   Certain of the ground lease agreements contain provisions which, upon expiration of the lease, require reversion of the land and building to the lessor. Such provisions exist for nine properties included in the financial statements and expire at various dates from 2021 to 2086. Rental revenues derived from such properties were $9,376,871, $9,257,290 and $8,992,670 for the years ended December 31, 1996, 1995 and 1994, respectively. Furthermore, at the end of the term of the lease, any remaining replacement reserves revert to the lessor. Management believes that the replacement reserves will be utilized for their intended purpose prior to the end of the lease term. Such cash reserves included in restricted cash were $1,481,538 and $1,390,249 at December 31, 1996 and 1995, respectively. With respect to such leases, the Company incurred ground rent expense of $101,261, $101,261 and $89,080 for the years ended December 31, 1996, 1995 and 1994, respectively.

   The Company owns one property which is subject to a warranty deed reversion provision. This provision requires that the assignment of fee simple title shall expire in 2037. At December 31, 1996, the net book value of this property was $1,733,470.

   Certain of the Company's properties are governed by regulations pursuant to rent subsidies or mortgage insurance programs, which contain provisions governing certain aspects of the operations of the properties. Among other things, such provisions may include the maintenance of a reserve fund for replacements, the renting of properties to qualifying residents, and the requirement to make distributions in accordance with certain regulations. Certain approvals may be required to encumber properties having rental subsidies.

   The rent subsidy program provides that HUD will make monthly housing assistance payments to the Company on behalf of persons who reside in approved properties and who meet the eligibility criteria. The amount of the total monthly rental and the subsidy is determined at least annually by HUD. This arrangement is evidenced by a contract between HUD and the Company. Such contracts have scheduled expiration dates between October 1997 and November 2018. HUD may abate subsidy payments if the Company defaults on any obligations under such contract and fails to cure each default after receiving notice thereof. Rent subsidies of $11,174,488, $10,666,547 and $10,197,314 for the
years ended December 31, 1996, 1995 and 1994, respectively, were received by the 15 wholly owned properties eligible for federal rent subsidies. As discussed in
Note 5, certain obligations are insured by federal mortgage insurance programs. The Company believes that the contracts will be renewed or that the properties will be operated as conventional, market-rate apartments upon expiration of the contracts.

   At December 31, 1996, the Company had entered into construction contracts in the amount of approximately $31.3 million for the development of multifamily properties.

11.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

   Rents, accounts and notes receivable, accounts payable, accrued expenses and other liabilities are carried at amounts which reasonably approximate corresponding fair values.

   Mortgages and notes payable with an aggregate carrying value of $69,024,253 and $68,909,238 at December 31, 1996 and 1995, respectively, have an estimated aggregate fair value of approximately $69,029,601 and $71,668,123, respectively. The Line of Credit is carried at an amount which approximates fair market value.

     Estimated fair value is based on interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

     Senior and Medium-Term Notes with an aggregate carrying value of $127,288,707 and $84,725,107 at December 31, 1996 and 1995, respectively, have an estimated fair value of $130,446,465 and $90,002,644, respectively.

     Disclosure about the fair value of financial instruments is based on pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

12.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Cash paid for interest for the years ended December 31, 1996, 1995 and 1994 was $16,294,050, $10,430,373 and $6,748,209, respectively, which is net of capitalized interest.

     The following summarizes the non-cash investing and financing activities of the Company which are not reflected in the Consolidated Statements of Cash
Flows:

                                                                                   1996              1995              1994
                                                                                   ----              ----              ----
  Assumption of mortgage debt in connection with the acquisition
  of properties (and additional joint venture interests in 1994)                $3,036,251       $25,791,140       $21,739,991
  Issuance of short-term note in connection with the
    acquisition of a property                                                           --                --        13,200,000
Assumption of liabilities in connection with the
    acquisition of properties                                                      923,691         1,081,530         2,266,146
Dividends declared but not paid                                                  6,895,071         5,963,834         5,547,752
Assumption of net liabilities and issuance of common shares
  to certain affiliates to acquire the additional joint venture interests               --                --           817,000
Capital lease obligations                                                          319,802            35,946           342,676
Offering expenses accrued                                                           96,785            58,089           223,766


13.  PREFERRED AND COMMON SHARES

     On December 11, 1996, the Company completed an offering of 1,300,000 common shares at $22.375 per share. On December 17, 1996, the underwriters exercised 150,000 shares of the over-allotment option at $22.375 per share. The net proceeds of approximately $30.7 million were applied to reduce debt.

     On July 25, 1995, the Company completed an offering of 2,000,000 Depositary Shares, each representing 1/10 of a share of the Company's 9.75% Class A Cumulative Redeemable Preferred Shares (the "Perpetual Preferred Shares"). On July 27, 1995, the underwriters exercised 250,000 shares of the over-allotment option. Each Depositary Share has a $25 liquidation preference ($56.3 million in the aggregate). Net proceeds to the Company after expenses relating to the offering and underwriting discounts and commissions were approximately $54.1 million. Dividends on the Perpetual Preferred Shares are cumulative from the date of issue and are payable quarterly. Except in certain circumstances relating to the preservation of the Company's status as a REIT, the Perpetual Preferred Shares are not redeemable prior to July 25, 2000. On and after July 25, 2000, the Perpetual Preferred Shares will be redeemable for cash at the option of the Company.

     The Company is authorized to issue 3,000,000 Class B Cumulative Preferred Shares, without par value, and 3,000,000 Noncumulative Preferred Shares, without par value.

     On August 23, 1994, the Company completed an underwritten offering of 3,000,000 common shares at $20.63 per share. Substantially all of the net proceeds of $58.4 million were applied to reduce debt.

14.  DIVIDENDS PER SHARE

     Total dividends declared per common share and the related components for the years ended December 31, 1996 and 1995, as reported for income tax purposes, were as follows:

                         For the year ended December 31, 1996
                         ------------------------------------
                              Ordinary     Non-Taxable
               Date Paid       Income    Return of Capital   Dividends
               -------------------------------------------------------

1st quarter     5/1/96         $ .32          $ .13             $ .45
2nd quarter     8/1/96           .32            .13               .45
3rd quarter     11/1/96          .32            .13               .45
4th quarter     1/31/97          .32            .13               .45
               -------------------------------------------------------
                               $1.28          $ .52             $1.80
               =======================================================

                         For the year ended December 31, 1995
                         ------------------------------------
                              Ordinary     Non-Taxable
               Date Paid       Income    Return of Capital   Dividends
               -------------------------------------------------------


1st quarter     5/1/95         $  .32        $  .11            $  .43
2nd quarter     8/1/95            .32           .11               .43
3rd quarter     11/1/95           .32           .11               .43
4th quarter     1/31/96           .32           .11               .43
               -------------------------------------------------------
                               $ 1.28        $  .44            $ 1.72
               =======================================================

15. EMPLOYEE BENEFIT PLANS

         The Company sponsors a defined contribution retirement plan pursuant to
Section 401(k) of the Internal Revenue Code, whereby eligible employees may elect to contribute between 1% and 10% of their gross wages. The Company matches such contributions at a rate of 25% up to a maximum participant contribution of 4%. The Company made contributions to this plan, net of reimbursements from managed but non-owned properties, of $46,555, $39,827 and $31,280 for the years ended December 31, 1996, 1995 and 1994, respectively. Additionally, the Company offers medical, dental and life insurance benefits to employees.

         Effective October 14, 1993, the Company established an incentive and nonqualified stock option plan under which 543,093 of the Company's common shares are reserved for awards of share options to eligible key employees. Options may be granted at per share prices not less than fair market value at the date of grant, and in the case of incentive options, must be exercisable within ten years thereof. Option awards granted are vested in equal annual increments over no fewer than three years, beginning on the first anniversary of the date of grant, and accordingly, 346,599, 216,379 and 113,800 options were exercisable at December 31, 1996, 1995 and 1994, respectively. Activity under the Plan is summarized as follows (all options were granted at $22 per share except 25,000 shares issued in 1996 were granted at $20.25 per share):

                                                           Granted and
                                        Authorized         Outstanding          Available
                                        -------------------------------------------------

Balance at December 31, 1993             543,093             364,850             178,243
   Granted                                  --                 5,000              (5,000)
   Forfeited                                --                (5,000)              5,000
                                        -------------------------------------------------
Balance at December 31, 1994             543,093             364,850             178,243
   Granted                                  --                 5,000              (5,000)
                                        -------------------------------------------------
Balance at December 31, 1995             543,093             369,850             173,243
   Granted                                  --                30,000             (30,000)
                                        -------------------------------------------------
Balance at December 31, 1996             543,093             399,850             143,243
                                        =================================================

         In 1995, the Company's shareholders approved a long-term incentive compensation plan (the "Long-Term Plan") and an equity-based incentive compensation plan (the "Equity Plan"). Participants in the Long-Term Plan will earn incentive compensation over a three year period (the "Plan Period") based on specific levels of Funds From Operations, as defined, per share that are established at the outset of the Plan Period. Initial awards under the Long-Term Plan will be based on the Plan Period beginning January 1, 1995 and ending December 31, 1997. Beginning with the calendar year 1998, a new three year Plan Period will begin each year. Payment of the incentive compensation earned under the Long-Term Plan may be made in cash, restricted shares of the Company's common shares or a combination thereof as determined by the board of directors. The first payment under the Long-Term Plan will be made in 1998, the second payment in 2001, and then it is anticipated that payments will be made each year thereafter until the Long-Term Plan terminates in 2005.

         The Equity Plan provides for the grant to participants of options to purchase common shares, awards of common shares subject to restrictions on transfer, awards of common shares issuable in the future upon satisfaction of certain conditions, rights to purchase common shares and other awards based on common shares. The option price with respect to the grant of options to purchase common shares will be determined at the time of the grant but will not be less than 100% of the fair market value of the common shares at the date of the grant or 110% in the case of a participant who, at the date of grant, owns shares with more than 10% of the total combined voting power of all classes of stock of the Company. The rights to purchase common shares will enable a participant to purchase common shares
(i) at the fair market value of such shares on the date of such grant or (ii) at 85% of such fair market value on such date if the grant is made in lieu of cash compensation. Under the terms of the Equity Plan, these grants and awards may not aggregate more than 1,400,000 common shares and no participating employee may receive awards with respect to more than 250,000 common shares during any calendar year.

         In December 1995, a total of 3,000 restricted shares were issued to two officers and four directors. Deferred compensation of $41,000 and $61,500 at December 31, 1996 and 1995, respectively, has been reflected as a reduction of paid-in capital in the accompanying financial statements.

         The Company has an employment agreement with the President and Chief Executive Officer for an initial three-year term which commenced November 18, 1993 and is automatically extended for an additional year at the end of each year of the agreement. Annual base salary under the agreement was $440,000 for 1996, $385,000 for 1995, and $350,000 for 1994. The initial agreement provided for an annual cash bonus equal to 15% to 100% of the base salary if the Company's Distributable Cash Flow, as defined, per common share, for any year exceeds, by 5% to 20% or more, the amount for the immediate preceding year. Under the bonus plan, no incentive compensation was earned in 1994 and $101,000 was earned in 1995. This employment agreement was amended in January, 1996 to provide for a performance bonus based upon annual performance benchmarks tied to Funds From Operations per Share. The incentive amounts are set at the beginning of each fiscal year commensurate with the responsibilities of a CEO. In 1996, $227,854 in incentive compensation was earned.

         The Company does not recognize compensation cost for stock options when the option exercise price equals or exceeds the market value on the date of the grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair values of the options granted at the grant dates, consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been as follows:

                                                 1996                      1995
Net income applicable
to common shares
As reported                            $   13,819,566            $   14,040,789
Pro forma                              $   13,809,049            $   14,030,289
Income per common share
As reported                            $          .99            $         1.01
Pro forma                              $          .99            $         1.01

         The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

16.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                           1996
                                             ----------------------------------------------------------------
                                             First Quarter    Second Quarter   Third Quarter   Fourth Quarter
                                             ----------------------------------------------------------------

Revenues                                       $21,920,407      $23,425,393       $24,025,193     $25,062,075
Income before extraordinary item                 4,791,177        4,924,206         4,984,243       4,604,362
Net income                                       4,791,177        4,924,206         4,984,243       4,604,362
Net income applicable to
  common shares                                  3,420,072        3,553,101         3,613,138       3,233,255

Income before extraordinary
  item per common share                        $       .25      $       .25       $       .26     $       .23
Net income per common share                    $       .25      $       .25       $       .26     $       .23
Weighted average number of
  shares outstanding (in thousands)                 13,872           13,872            13,872          14,109

                                                                          1995
                                             ----------------------------------------------------------------
                                             First Quarter    Second Quarter   Third Quarter   Fourth Quarter
                                             ----------------------------------------------------------------

Revenues                                       $17,230,815      $18,307,125       $19,628,351     $21,774,983
Income before extraordinary item                 4,131,334        4,091,683         4,341,876       4,706,157
Extraordinary item                                      --               --            911,093        186,438

Net income                                       4,131,334        4,091,683          3,430,783      4,519,719
Net income applicable to
  common shares                                  4,131,334        4,091,683          2,669,158      3,148,614

Income before extraordinary
 item per common share                         $       .30      $       .29        $       .26    $       .24
Net income per common share                    $       .30      $       .29        $       .19    $       .23
Weighted average number of shares
  outstanding (in thousands)                        13,869           13,869             13,869         13,870

17.  PRO FORMA CONDENSED FINANCIAL
     INFORMATION (UNAUDITED)

         As more fully described in Note 2, during the years ended December 31, 1996, 1995 and 1994, the Company completed the acquisition of six, 15 and 21 multifamily properties (the "Acquired Properties") with total suites of 1,289, 2,276 and 3,349, respectively, and three land parcels consisting of 43 acres during 1996 and three land parcels consisting of 89.7 acres during 1995, for an aggregate purchase price of $59.1 million, $106 million and $139.9 million at December 31, 1996, 1995 and 1994, respectively. The multifamily property acquisitions are summarized as follows:

                                                                                  Year Built or          Month Acquired
Multifamily Property                                  Location                    Renovated (r)  Suites  by the Company
-----------------------------------------------------------------------------------------------------------------------

1994 Acquisitions:
   Bedford Commons                                Columbus, Ohio                       1987        112         December
   Bentley Station                                Columbus, Ohio                       1993         96           August
   Bolton Estates                                 Columbus, Ohio                       1992        196             July
   Central Park Place                             Grand Rapids, Michigan               1988        216         December
   Edgewater Landing                              Cleveland, Ohio                      1988(r)     241            April
   Georgetown Park Apartments                     Fenton, Michigan                     1987-94     288         December
   Heathermoor                                    Worthington, Ohio                    1989        280           August
   Lake Forest                                    Columbus, Ohio                       1994        192             July
   Muirwood Village at Bennell                    Columbus, Ohio                       1988        140            March
   Muirwood Village at Gemstar                    Columbus, Ohio                       1988         24            March
   Muirwood Village at London                     London, Ohio                         1989        112            March
   Muirwood Village at Mt. Sterling               Mt. Sterling, Ohio                   1990         48            March
   Muirwood Village at Zanesville                 Zanesville, Ohio                     1991        128            March
   Pendleton Lakes                                Columbus, Ohio                       1993        160            March
   Residence at Christopher Wren                  Gahanna, Ohio                        1993        264            March
   Residence at Turnberry                         Pickerington, Ohio                   1991        216            March
   Sheffield at Sylvan                            Circleville, Ohio                    1989         88            March
   Sterling Park                                  Grove City, Ohio                     1994        128           August
   The Residence at Newark                        Newark, Ohio                         1993         72            March
   Williamsburg at Greenwood Village              Sagamore Hills, Ohio                 1990        260         February
   Wyndemere                                      Franklin, Ohio                       1991         88        September
                                                                                                  ----
                                                                                                 3,349
1995 Acquisitions:
   Arbor Landings Apartments                      Ann Arbor, Michigan                  1990        168          January
   Arrowhead Station                              Columbus, Ohio                       1987        102            March
   Cloisters                                      Toledo, Ohio                         1990        188        September
   Colony Bay East - Phase I                      Columbus, Ohio                       1994         96         February
   Country Place Apartments                       Mt. Pleasant, Michigan               1987-89     144             June
   Colony Bay East - Phase II                     Columbus, Ohio                       1995         60             July
   Kensington Grove                               Westerville, Ohio                    1995         76             July
   Kensington Village                             Toledo, Ohio                         1985-90     190        September
   Mallard's Crossing                             Medina, Ohio                         1990        192         February
   Muirwood Village at Circleville                Circleville, Ohio                    1989         48             July
    (located adjacent to Sheffield at Sylvan)
   Oaks at Hampton                                Rochester Hills, Michigan            1986-88     272           August
   Woods at Hampton                               Rochester Hills, Michigan            1986-88     272           August
   The Landings at the Preserve                   Battle Creek, Michigan               1990-91     190        September
   Treetops                                       Toledo, Ohio                         1988-89     128        September
   Vantage Villa                                  Toledo, Ohio                         1974        150          October
                                                                                                 -----
                                                                                                 2,276

continued

                                                                                  Year Built or           Month Acquired
Multifamily Property                                  Location                    Renovated (r)   Suites  by the Company
-----------------------------------------------------------------------------------------------------------------------

1996 Acquisitions:
   Aspen Lakes                                    Grand Rapids, Michigan            1981          144        September
   Chestnut Ridge                                 Pittsburgh, Pennsylvania          1986          468            March
   Perimeter Lakes                                Dublin, Ohio                      1992          189        September
   The Residence at Washington                    Washington Ct. House, Ohio        1995           72         February
   Spring Brook Apartments                        Holland, Michigan                 1986          168             June
   Summer Ridge Apartments                        Kalamazoo, Michigan               1989-91       248            April
                                                                                                -----
                                                                                                1,289
                                                                                                6,914
                                                                                                =====

         The operating results of the Acquired Properties and additional joint venture interests are included in the results of operations of the Company from the dates of acquisition.

         The following unaudited supplemental pro forma operating data for 1996 is presented to reflect the effects of: (i) the six property and three land parcel acquisitions completed in 1996, (ii) the offering of 1,450,000 shares of Common Stock, and (iii) the issuance of Medium-Term Notes, as if such transactions had occurred on January 1, 1996. The unaudited supplemental pro forma operating data for 1995 is presented to reflect the effects of: (i) the issuance of the Senior and Medium-Term Notes, (ii) the offering of 2,250,000 Depositary Shares, each representing 1/10th of a share of the Company's 9.75% Class A Cumulative Redeemable Preferred Shares, (iii) the 15 property and three land parcel acquisitions completed in 1995, (iv) the issuance of 3,000 restricted shares in 1995, (v) the six property and three land parcel acquisitions completed in 1996, and (vi) the offering of 1,450,000 shares of Common Stock completed in 1996, as if such transactions had occurred on January 1, 1995. The unaudited supplemental pro forma operating data for 1994 is presented to reflect the effects of: (i) the issuance of the Senior Notes, (ii) the Second Offering, (iii) the offering of 2,250,000 Depositary Shares, each representing 1/10th of a share of the Company's 9.75% Class A Cumulative Redeemable Preferred Shares, (iv) the 21 property acquisitions and the acquisition of the two joint venture interests completed in 1994, and (v) the 15 property and three land parcel acquisitions completed in 1995, as if such transactions had occurred on January 1, 1994.

(in thousands, except per share amounts)

                                                        December 31,
                                           -------------------------------------
                                              1996           1995           1994
                                           -------------------------------------
Revenues                                   $97,658        $93,163        $78,845
*Net income                                 21,045         19,301         19,597
*Net income applicable to
  common shares                             15,560         13,817         15,166
*Net income per common share               $  1.02        $   .90        $  1.09
Weighted average common shares
  outstanding                               15,322         15,322         13,869
*Before extraordinary item


         The 1994 pro forma financial information does not include the revenue and expenses for Sterling Park Apartments, Lake Forest Apartments, Colony Bay East Phase I and II, or Kensington Grove for the period January 1 through December 31, 1994. The 1995 pro forma financial information does not include the revenue and expenses for Colony Bay East Phase I and II, or Kensington Grove for the period January 1, 1995 through the date the property was acquired by the Company. The revenue and expenses of the aforementioned properties were excluded from the pro forma financial information for the periods as mentioned as they were under construction for substantially all of the periods prior to their acquisition.

         The unaudited pro forma condensed statement of operations is not necessarily indicative of what the actual results of operations of the Company would have been assuming the transactions had been completed as set forth, nor does it purport to represent the results of operations of future periods of the Company.

18.  SUBSEQUENT EVENTS

         From January 1 through February 19, 1997, the Company acquired one multifamily property containing 228 suites for an aggregate purchase price of $12.5 million. This acquisition was financed with borrowings under the Company's Line of Credit. The Company is currently under contract to purchase five parcels of undeveloped land consisting of 158.5 acres and one additional property consisting of 102 suites for a total cost of $10.1 million. The Company expects to finance these acquisitions using borrowings under the Line of Credit. There can be no assurance, however, that the Company will be successful in acquiring the properties and land parcel under contract.

         The Company is considering the disposition of six Government-Assisted Properties with a net book value of $3.7 million at December 31, 1996 and net operating income of $2.6 million for the year then ended. Management believes that the disposition value will exceed the book value of the assets and as a result, such assets are stated at cost in the Consolidated Balance Sheet. The six properties receive federal rent subsidies from HUD. The Company intends to acquire conventional, market-rate properties with the value received from the disposition of these properties.

                              SHAREHOLDER INFORMATION



Corporate Headquarters

Associated Estates Realty Corporation
5025 Swetland Court
Richmond Heights, Ohio 44143-1467
216-261-5000

Annual Meeting

The annual meeting of shareholders of Associated Estates Realty Corporation will be held on Thursday, May 8, 1997 at 10:00 a.m. E.D.T. at:

The Forum
One Cleveland Center
1375 East 9th Street
Cleveland, Ohio 44114

Independent Accountants

Price Waterhouse LLP
Cleveland, Ohio

Legal Counsel

Baker & Hostetler LLP
Cleveland, Ohio

Transfer Agent, Registrar and Dividend
Disbursing Agent

National City Bank
Corporate Trust Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone: 800-622-6757

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for registered shareholders. Details of the Plan are available by contacting the Company or the transfer agent.

Investor Relations

Additional information may be obtained by contacting the Company's investor relations department in writing at the corporate headquarters address above, by telephone at 216-473-8798, or through the Company's web site on the Internet at http://www.aecrealty.com.

New York Stock Exchange

AEC:     Common Shares
AECPRA:  Class A Cumulative Redeemable Preferred Shares

The number of holders of record of the Company's common shares at December 31, 1996 was 327. The high and low closing sale prices of the Company's common shares for each quarter in 1996 and 1995 as reported by the New York Stock Exchange are shown below.

                                     Price Range                                Dividends Declared
                            1996                    1995                            Per Share

                        High           Low          High           Low          1996          1995
                      ----------------------------------------------------------------------------
First Quarter         $21 7/8        $20 1/2        $21 3/8        $18 5/8        $  .45        $  .43
Second Quarter         21 1/2         20 1/8         21 7/8         19 1/8           .45           .43
Third Quarter          21 1/8             20         21 1/2         19 5/8           .45           .43
Fourth Quarter             24         20 1/8         21 1/2         18 3/4           .45           .43
                                                                                  --------------------
                                                                                  $ 1.80        $ 1.72
                                                                                  ====================